SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 Novahead, Inc.
                   (Formerly known as Butterfield-Blair, Inc.)
                 (Name of Small Business Issuer in its charter)


             Colorado                                           84-1591403
             --------                                           ----------
(State or other jurisdiction of                             (I.R.S. Employer
  incorporation or organization)                             Identification No.)


    2001 East Campbell, Suite 105
         Phoenix, Arizona                                     85016-5573
         ----------------                                     ----------
(Address of principal executive offices)                      (Zip Code)


Issuer's telephone number: (602) 368-4900


Securities to be registered under Section 12(b) of the Act:
Title of each class                              Name of each exchange on which
to be so registered                              each class is to be registered

       COMMON                                      NASD OTC Bulletin Board
       ------                                      -----------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, par value $0.001
                         ------------------------------
                                (Title of class)

                                     PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6.  DESCRIPTION OF BUSINESS

     Butterfield-Blair, Inc. was formed on June 29, 1999 in the State of Colorado with an authorized capital of 50,000,000 shares of common stock with a par value of $0.001. At the time the Company bought, rebuilt, and sold antique farm tractors, pickups, and semi-trucks. On October 1, 2001, the Company acquired the assets of Novahead, Inc. and began doing business as Novahead under the terms of an Asset Acquisition Agreement. These assets consist of software used for tracking customer product sale, delivery and status information, as well as buying and selling. Novahead is a development stage company and has no activity. The Company filed articles of amendment and changed the name to Novahead, Inc. on June 29, 2002. The Company will focus on the marketing of the four proprietary software technology programs designed to operate with Novahead's Xponential(TM) server software.

     As of December 31, 2001 the Company had 9,308,000 shares outstanding and 40 shareholders and as of March 31, 2002 the Company has 7,647,000 shares outstanding and 48 shareholders.

Products

Xponential

     Novahead's core technology consists of a proprietary server named Xponential, and a series of applications described later. All Novahead applications are built on top of the functionality provided by the Xponential server. The Xponential server is platform and network agnostic. Existing technology can be extended, rather than replaced, saving resources in terms of money and time. It also means systems can be enhanced for minimal cost. Another advantage is when operating systems are upgraded or replaced, the Xponential server will grow and expand with the replacement technology as needed.

     This server technology allows for quick implementation on existing and new systems. Novahead uses open standard Java(R)1, JDBC(R) (Java Database Connectivity), and XML (eXtensible Markup Language) based programming structures. This allows for easier integration with existing databases and a faster response time to the user. Transactions are live and every request is authenticated in real time without synchronization. This eliminates long downloads and large memory requirements.

     Xponential is the base system that drives all our software product lines. The products built out of Xponential are: GlobalNetwork(TM), GlobalConnect(TM), AccuTrac(TM), and RTMTS(TM) (Real Time Maintenance Tracking System). All of these products are available code complete in their respective development cycles. The Company plans for further enhancements to be developed out of the Xponential server through new technologies.

GlobalNetwork

     GlobalNetwork is a privately labeled network for companies that have large numbers of employees, customers, or both. The flexibility of GlobalNetwork is derived from server operations in Xponential. GlobalNetwork automatically formats the application, specific to the user that has logged in. So, when an employee logs into GlobalNetwork, they will see information specific to their department. Employees may also have customer specific information from sales or legacy systems that were previously isolated from the network.

     The client company can provide its customers with their own private, secure, software and data on their desktop and live bi-directional information on their own PDA or smartphone. This software enables a customer to sign into the Company's web site with a user name and password providing access to their own personal records by utilizing our information and services. The user is able to check on the status of their account, make changes, and contact their agent or representative as appropriate. GlobalNetwork is available for three markets: households, students, and small businesses.

GlobalConnect

     GlobalConnect is customer relationship management software. Competitors in this market include SalesLogix, Goldmine, Pivotal, Onyx, and Seibel. GlobalConnect can be used stand-alone or as a compliment with GlobalNetwork or any other product within the Novahead product line. GlobalConnect can be accessed live and bi-directionally via any internet capable device, including PDA's and mobile phones. Its capabilities include the ability to run small to global size businesses. As an example, it can provide secure access and tracking of all the patient records of a medical practice or major hospital. Customization of the application to share organizational specific data is a feature. GlobalConnect is customizable and scaleable for any particular application.

     Global Connect is built in a modular fashion. Even core components can be changed or removed with little changes to the system. All of the logic, security, and data connections are maintained independently of the application. Xponential maintains data access autonomously. Therefore, GlobalConnect can run in any environment, connected to other business applications. Also GlobalConnect, and the other applications, generate an XML source tree before being transformed for the requested device (laptop, palm, ipaq, handspring, kyocerra, etc.). At this point the XML source tree can be formatted for any XML enabled application for easy integration. GlobalConnect has the flexibility to run as an enterprise application or a personal organizer.

AccuTrac

     AccuTrac is software to initiate and track customer traffic in complex cross marketing programs. AccuTrac is specifically designed to encourage customers to go from one vendor to another in order to purchase goods and/or services. AccuTrac is software designed to initiate and follow customer traffic in a complex series of transactions. These transitions are seamless to the customer while AccuTrac records activity from start to finish. Companies can define scaled levels of preferred customers and offer discounts or incentives. This system is designed to allow customers to access information using a web browser, smart phone, or any wireless PDA (personal data assistant) i.e. Palm(R), Handspring(R), Compaq(R) iPAQ(TM), Jornada(TM), etc.

     All transactions and accounting computations are completed within a few seconds and can be accessed by participating companies through separate and secure sites, to determine commissions earned or paid. Any form of stored data or information can be made available to the companies as they elect. AccuTrac will allow the cross marketing of any number of goods and services to relevant member consumers. The AccuTrac application isn't exclusive to any vertical market. It can be used to realize more effective marketing campaigns to any targeted consumer base. Companies can also track market trends and revenue instantly. AccuTrac is scaleable to handle millions of transactions. Because the system is based on transactions and information requests, no charge is incurred until the requested transaction is completed.

Real Time Maintenance Tracking System (RTMTS)

     RTMTS was designed initially for the US military to be an integral part of vehicle repair, supply chain management, inventory controls, and accountability processes. As with the other Novahead product lines, RTMTS is fully functional on any number of internet capable devices, wireless or otherwise, including laptops, eTools, PDA's and smartphones.

     The military context provides an example of multiple concurrently available functionalities: the vehicle repair site, the parts depot, and the command level. Once an evaluation and entry has been made regarding the status of a vehicle, RTMTS determines what parts are necessary to make the repair, puts a hold on the required parts at the parts depot and provides access to the manual and diagrams for verification and reference. If not all parts are available, RTMTS will search out the next and nearest parts source. The part depot manager can observe immediately which parts are being ordered for which vehicle and confirm that ordered quantities are not excessive. The system can also set parameters for inventory control and re-order. RTMTS will also determine which parts have been put on hold or delivered and can track the delivery to the repair site and through the repair cycle. At the command level, authorized persons are allowed to view and track the status of each and every vehicle. Any particular vehicle may be examined with all pertinent historical information made available. This is critical information for Command since battle readiness is predicated on complete and constant equipment functionality.

Markets

     There are three main markets the Company has identified as end users for the RTMTS software: governmental organizations, sales organizations, and retail providers of goods and services.

Governmental Organizations

     The application specific to military use is RTMTS. This includes vendors or contractors to the military. The United States military must expedite the maintenance and repair process of vehicles. Mechanics will often initiate a repair job only to discover that all parts and/or manuals are not available to complete the task. Current procedures of traveling back and forth from repair site to parts depot expend substantial amounts of resources. RTMTS will increase productivity and free resources to be used elsewhere according to military personnel needs. RTMTS provides a solution for the military's needs enabling real-time wireless solutions. Maintenance times and cycles are diminished while repairs are more predictable. The parts depot manager knows immediately the status of current and needed inventories, the location of required inventory, and final destination of that inventory. Command has real and current readiness figures and reports of all mobile units.

     Commercial aviation is another potential market. Commercial airlines have similar challenges of keeping aircraft well maintained, repaired, and in the air. We have no running applications at this time and have only done the product development in a simulation form.

     RTMTS does not necessitate replacing costly existing computing systems. Xponential and RTMTS can be added to qualified existing systems and enhance communication at all levels. These features also prolong the life of current technical capital investments. With RTMTS, military and commercial aviation can do more with existing and proven technologies. When the day comes to bring new technology systems online Xponential and RTMTS(TM) will still be functional with the new systems.

Sales Organizations

     Companies with sales persons in the field compose a market for Xponential and supporting technologies. GlobalConnect allows a sales person to access one or more company data bases of sales information of his or her company through a mobile device, such as PDA or smart phone. The sales person may initiate full sales processes from the field that are executed through their company's main computer system and established procedures of operations. A sales person can have entire current inventories, sales records, and policies available at all times. Sales are not limited to time or geography. GlobalConnect has no hardware dependencies, so the user will not have to worry which specific platform or system will be used or supported.

Retail Organizations

     Companies with large membership participation are candidates for AccuTrac. AccuTrac allows them to market special offerings via most web based technologies and instantly track responses from that marketing effort. Monitoring market trends, reserving consumer choice, and providing additional price breaks are but a few of the available capabilities. All companies want to extend their customer base, and with cross marketing through AccuTrac that is now possible. Instant alliances are possible between companies with large customer bases. This software can motivate and move consumers from one commercial enterprise to another seamlessly. This transfer occurs without belaboring the consumer with dizzying and confusing amounts of unnecessary data. It provides the consumer with relevant choices, such as car rental and motel options.

     The appeal of AccuTrac is the transactional pricing model. No participant is charged anything until a sale is made. Another attribute of AccuTrac is the available real time accounting capability of the system. Participating companies may track any given market campaign for profitability and effectiveness.

Management's Discussion and Analysis or Plan of Operation

     The Company has not had any revenues from operations in each of the last two fiscal years. Further, we expect minimal, if any, revenues during fiscal year 2002. The Company is issuing common stock to various service providers in lieu of cash until sufficient funding can be obtained and is seeking private funding until operations can be funded from revenues.

     As of March 31, 2002, the Company had $144,184 in assets and $40,655 in current liabilities (unaudited). The Company's cash reserve is not sufficient to cover the operating expenses of the Company for the next 12 months. The Company does not expect to purchase any additional computer hardware or make any significant equipment purchases in the next 12 months. It is expected that private funding will make up the shortfall of capital required during the next twelve month period. There is no assurance that this money will be available and should funds not be received the development of the Company's business plan could be delayed.

Results of Operations (unaudited)

     The Company has not had any revenues from operations in each of the last two fiscal years.

     For the period from inception, June 29, 1999, to March 31, 2002, the Company's general and administrative expenses totaled $256,666 and interest income and depreciation totaled $535, resulting in a total loss of $257,201, or $0.10 per share. During this same period, the Company exchanged a total of 102,000 shares of common stock for debt of $6,000 and 300,000 shares of common stock for $1,350 of expenses. The Company also sold shares of its common stock in private transactions. 1,245,000 shares were sold for $216,900. This has allowed the Company to continue operations.

     For the three-month period ended March 31, 2002, the Company's general and administrative, interest and depreciation expenses totaled $150,170, an increase of $145,170, from the fiscal 2001 total of $5,000. The net loss per share went from $0.00 to $0.02 per share for the period.

ITEM 7.  DESCRIPTION OF PROPERTY

     The Company maintains its office at 2001 E. Campbell, Suite 105, Phoenix, Arizona 85016-5573. This office space consists primarily of 5,980 square feet. The space is leased through April 15, 2004 and the Company is currently obligated under the terms of the lease for 3 years. In the future the Company plans on re-signing a lease for use of the same property.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

     The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

THOMAS J. SWEENEY, (Age 59) Chief Executive Officer, Chairman of the Board. Mr. Sweeney was self employed acting as a teacher and consultant from 1993 to 1999. He then became a trainer in sales and marketing for SalesLogix from 1999 to 2000. From 2000 to 2001 he became the director of market development of Rulebase. From February 2001 until the present he has been the chief executive officer of the Company. He also serves on the board of directors.

SHANE A. MCKEE, (Age 27) Secretary, Director. Mr. McKee was the director of training for LeadTrack from 1997 to 1999 and the senior trainer for SalesLogix from 1999 to 2000. He became a technical consultant for Rulebase from 2000 to 2001 responsible for software development. From April 2001 until the present he has been the chief development officer of NOVAHEAD continuing software development on the Company's products. He also acts as the secretary of the Company and serves on the board of directors.

BURK P. PRICE, (Age 31) Chief Technical Officer, Director. Mr. Price was the senior Web Designer for MicroAge, Inc. from 1997 to 1998. He was the Senior Internet Applications Developer for Saleslogix Corporation/Interact.com from 1998-2000. He was a consultant Sr. Internet App Developer/Java Developer for Vstore.com/Vcommerce.com from January 2000 through March 2000. He was a Senior Java Intergration Specialist at Insight, Inc. for Ajilon Consultants from April 2000 through September 2001. From April of 2000 until the present he has been Chief Technology Officer of NOVAHEAD continuing development on the core product Xponential and defining the technology path of the Company from its inception. He also acts as a director on the board of directors.

STEPHEN J. ANTOL, (Age 59), Chief Financial Officer. Mr Antol accepted the Chief Financial Officer position of the Company in March 2002. From January 1993 to the present Mr. Antol has been self-employed as a consultant providing Chief Financial Officer services to small and medium size companies requiring expertise on a limited or recurring basis. Mr Antol has more than thirty-three
(33) years experience in the filed of Corporate Finance and Administration and is a certified public accountant. Mr. Antol's background includes a comprehensive knowledge of management information systems, budget development and control, credit and collection procedures, profit sharing and benefit programs, corporate insurance programs, corporate restructuring and federal and state income taxes.

ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS

     The following table shows the cash compensation paid by the Company, as well as other compensation paid or accrued for each year, to the Company's Chief Executive Office and the Company's other most highly compensated executive officers. No executives officer of the Company had a total annual salary and bonus that exceeded $100,000 for any year.

SUMMARY COMPENSATION TABLE
                            Annual Compensation                   Long Term Compensation
                                                     Other             Restricted
                                                     Annual            Stock        Options/     LTIP              All Other
Name and Title             Year     Salary  Bonus    Compensation      Awarded      SARs (#)     payouts ($)       Compensation
--------------             ----     ------  -----    ------------      -------      --------     -----------       ------------
Thomas J. Sweeney          2002     36,000  0        0                 0            0            0                 0
CEO, Director              2001     0       0        0                 0            0            0                 0

Shane A. McKee             2002     36,000  0        0                 0            0            0                 0
Treasurer Secretary        2001     0       0        0                 0            0            0                 0
Director

Burk P. Price              2002     36,000  0        0                 0            0            0                 0
CTO, Director              2000     0       0        0                 0            0            0                 0


ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following tables sets forth, as of March 31, 2002, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

Title of          Name and Address of       Amount and Nature Percent of
Class             Beneficial Owner          of Beneficial Owner        Class
-----             ----------------          -------------------        -----
Common            Thomas J. Sweeney         2,000,000                  26.2%
Common            Shane A. McKee            2,000,000                  26.2%
Common            Burk P. Price             2,000,000                  26.2%


ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Blume Law Firm, P.c. has received twenty-five thousand (25,000) shares of the common stock of the company and twenty-five thousand (25,000) warrants for the purchase of common stock of the company.

ITEM 12. SECURITIES BEING OFFERED

No securities are being offered with this registration. The Company is filing the registration statement to become an NASD OTC traded security on the electronic bulletin board.

Common Stock

     The Company has 50,000,000 common shares authorized with $0.001 par value and 9,308,000 shares are outstanding being held by 40 shareholders as of December 31, 2001. Holders of the Common Stock are entitled to one vote for each share held by them of record on the books of the Company in all matters to be voted on by the stockholders. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on Common Stock is subject to the discretion of the Board of Directors and will depend upon a number of factors, including, but not limited to, the future earnings, capital requirements and financial condition of the Company. The Company has not declared dividends on its Common Stock in the past and the management currently anticipates that retained earnings, if any, in the future will be applied to the expansion and development of the Company rather than the payment of dividends.

     The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered by the Company hereby will, when issued, be validly issued, fully paid and non-assessable.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     The Company is listed and trading on the "Pink Sheets" electronic Quotation Service, approved July 18, 2002. We are trading under the symbol BFBl. Shares are available to trade subject to Rule 144 of the Securities Act. On June 29, 1999, the Company accepted stock subscriptions for 1,350,000 shares of $0.001 par value common stock for $1,350 of expenses incurred in the formation of the Company. On October 1, 1999, the Company offered, in a Private Placement Memorandum under Rule 504 of Regulation D of the Securities Act of 1933 as amended. The offering was for a total of 200 units consisting of 5,000 shares each of $0.001 par value common stock. The total offering was $50,000 comprised of 200 units valued at $250 per unit. A total of 836,000 shares were sold under this offering for a total of $41,800.

     As of October 1, 2001, the Company agreed to issue 8,000,000 shares of its common stock at $0.05 per share for the assets acquired from Novahead, Inc. As disclosed below, under the headings "Acquisitions of Novahead, Inc. Intellectual Properties." and "Properties Acquired". Pursuant to the Asset Acquisition Agreement, the founders agreed to a 1,050,000 share reduction of their June 29, 1999 stock subscription amount. The Company has issued 100,000 shares of common stock for $5,000 in legal consulting services to various individuals

     The following table indicates various stock warrants that are outstanding.

Holder                     Number           Exercise Price    Expiration
------                     ------           --------------    ----------
Mark Deubner               500,000          $0.50             10.1.06
                           500,000          $0.50             01.7.07

Arthur Taylor              500,000          $0.50             10.1.06
                           500,000          $0.50             01.7.07

Steven Strand              250,000          $0.50             10.26.06

Scott German               250,000          $0.50             10.26.06

Steven Tomsic              250,000          $0.50             12.10.06

Daniel J. Fitzpatrick      250,000          $0.50             12.15.06

Daniel Fanelli             250,000          $0.50             12.20.06

Stephen Antol, CFO         250,000          $0.50             3.1.07

John Larson                125,000          $0.50             3.11.07
                           250,000          $0.50             3.25.07

John E. McMahan            125,000           $0.50            3.11.07

Charles Firestein          250,000          $0.50             3.25.07

Gary R. Blume              25,000           $0.50             4.15.07


     The options are subject to piggyback registration rights wherein the Company is required to include the underlying common shares to the options in any registration statement filed with the SEC. All options other than those to attorney Gary R. Blume, may be registered on form S-8 upon completion of the filing of this Form 10. This will be done at the discretion of the Company.


ITEM 2.  LEGAL PROCEEDINGS

     There  are  no  legal  proceedings   pending  or  threatened   against  the
Corporation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company's accountants effective April 2, 2002, are Semple & Cooper, LLP as the corporate auditors, a Phoenix, Arizona based Company, and a BDO Seidman Affiliate Member Firm as the Auditor for the years ending December 31,2001 and 2000. The Company's Chief Financial Officer prepared unaudited statements only. There have been no disagreements with Semple & Cooper, LLP, BDO Seidman Affiliate Member Firm.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On June 29, 1999, the Company accepted stock subscriptions for 1,350,000 shares of $0.001 par value common stock for $1,350 of expenses incurred in the formation of the Company. On October 1, 1999, the Company offered, in a Private Placement Memorandum under Rule 504 of Regulation D of the Securities Act of 1933 as amended, a $50,000 offering of securities was made comprised of a total of 200 units consisting of 5,000 shares each of $0.001 par value common stock. A total of 836,000 shares were sold under the private placement memorandum for a total of $41,800 proceeds to the Company.

     As of October 1, 2001, the Company agreed to issue 8,000,000 shares of its common stock at $0.05 per share for the assets acquired from Novahead, inc. Pursuant to the Asset Acquisition Agreement, the founders agreed to a 1,050,000 share reduction of their June 29, 1999 stock subscription amount.

     The Company also sold 409,000 shares of common stock in private transactions relying on an exemption from registration to four persons in reliance on Section 4(2). The Company received $175,100 from the sale of these shares.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

As provided in ss. 19.1 of the bylaws of the Company:

     The Corporation shall indemnify to the full extent permitted by law any person who is made, or threatened to be made, a party to any action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that he/she, his or her testator or interstate is or was a Director, Officer, employee or agent of the Corporation or serves or served any other enterprise at the request of the Corporation.


                                    PART F/S
                              FINANCIAL STATEMENTS


                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                       AND
              FOR THE THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS


                                TABLE OF CONTENTS

                                                                   Page No.
                                                                   --------
Accountants Report                                                    2

Balance Sheets                                                        3

Statements of Operations                                              4

Statements of Stockholders' Equity                                    5 - 6

Statements of Cash Flows                                              7 - 8

Notes to Financial Statements                                         9 - 15

                          INDEPENDENT AUDITORS' REPORT




To The Stockholders and Board of Directors of
Butterfield-Blair, Inc., d/b/a
novahead, inc. (A Development Stage Company)


We have audited the accompanying balance sheet of Butterfield-Blair, Inc., d/b/a novahead, inc. (A Development Stage Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butterfield-Blair, Inc., d/b/a novahead, inc. (A Development Stage Company) as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has negative working capital and no revenues. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Certified Public Accountants

Phoenix, Arizona
June 12, 2002

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                                                                     (Unaudited)
                                                                                    March 31, 2002            December 31, 2001
                                                                                    --------------            -----------------
Current Assets:
         Cash and cash equivalents                                                   $         139,184         $            106
         Loan receivable                                                                         5,000                        -
         Stock subscription receivable                                                               -                    1,000
                                                                                     ------------------        ----------------
                  Total Current Assets                                                         144,184                    1,106
                                                                                     ------------------        ----------------

Equipment, at cost:
         Computer equipment                                                                      2,490                    2,490
         Office equipment                                                                        3,802                      225
         Software technology                                                                   400,000                  400,000
                                                                                     ------------------        ----------------
                                                                                               406,292                  402,715
         Less: accumulated depreciation                                                           (272)                    (136)
                                                                                     ------------------        ----------------
                  Total Assets                                                       $         550,204         $        403,685
                                                                                     ==================        ================
         Liabilities and Stockholders Equity
Current Liabilities:
         Notes payable                                                               $          19,000         $        12,000
         Accounts payable                                                                       11,813                  12,486
         Accrued interest payable                                                                  262                       -
         Accrued expenses                                                                        9,580                   6,480
                                                                                     ------------------        ----------------
                  Total Current Liabilities                                                     40,655                  30,966
                                                                                     ------------------        ----------------


Stockholders' Equity:
     Common Stock; $.001 par value, 50,000,000 shares
        authorized; 9,647,000 and 9,308,000 shares issued;
        7,647,000 and 9,308,000 shares outstanding                                               9,647                   9,308
     Common stock subscribed, 35,000 shares                                                     17,500                       -
     Additional paid-in capital                                                                739,603                 470,442
     Accumulated deficit incurred during the development stage                                (257,201)               (107,031)
     Treasury stock, 2,000,000 shares and 0 shares, at cost                                          -                       -
                                                                                     -----------------         ---------------
         Total Stockholders' Equity                                                            509,549                 372,719
                                                                                     -----------------         ---------------
         Total Liabilites and Stockholders' Equity                                   $         550,204         $       403,685
                                                                                     =================         ===============

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

                                           Cumulative
                                               During
                                          Development         Three Months Ended March 31,
                                                Stage              2002                 2001           Years Ended December 31,
                                           (Unaudited)        (Unaudited)         (Unaudited)        2001              2000
Revenues                                  $         -         $         -         $         -        $      -          $       -
                                          -----------         -----------         -----------        --------          ---------
Expenses:
     General and administrative
         expenses                             256,666             149,771               5,000          63,745                  -
     Interest expense                             263                 263                   -               -                  -
     Depreciation                                 272                 136                   -             136                  -
                                          -----------         -----------         -----------        --------          ---------
                                              257,201             150,170               5,000          63,881                  -
                                          -----------         -----------         -----------        --------          ---------
Net (Loss)                                    257 201             150,170               5,000          63,881                  -
                                          ===========         ===========         ===========        ========          =========


Net (Loss) Per Corrnnon
     Share                                $     (0.10)        $     (0.02)        $     (0.00)       $  (0.02)         $       -

Weighted Average of
     Common Shares
     Outstanding                             2,449,732           8,018,722          1,234,889       3,269,162          1,136,000
                                          ============        ============        ===========       =========          =========



                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
            FOR THE PERIOD FROM THE DATE OF INCEPTION, JUNE 29, 1999
                             THROUGH MARCH 31, 2002

                                                                      Common             Additional
                                          Common Stock                 Stock               Paid-in          Accumulated
                                    Shares         Amount            Subscribed            Capital             Deficit      Total
                                    ------         ------            ----------            -------             -------      -----
Balance at inception,
     June 29, 1999                       -       $     -           $        -            $     -             $     -        $     -

Common stock subscribed
     for organizational
     costs, 1,350,000                    -             -                1,350                  -                   -          1,350

Common stock subsribed
     in a private placement,
     836,000                             -             -               41,800                  -                   -         41,800

Net Income (loss) from
     inception to
     December 31, 1999                   -             -                    -                  -             (43,150)       (43.150)
                                 ---------       -------           ----------            -------            ---------       --------
Balance at December 31, 1999             -             -               43,150                  -             (43,150)             -

Net income (loss) for the
     year ended
     December 31, 2000                   -             -                    -                  -                    -             -
                                 ---------       -------           ----------            -------            ---------       --------
Balance at December 31, 2000             -             -               43,150                  -             (43,150)             -

Common stock issued
     for expenses                  100,000           100                    -              4,900                   -          5,000

Common stock issued
     for assets                  8,000,000         8,000                    -            392,000                   -        400,000

Issuance of common
     stock subscribed            1,136,000         1,136              (43,150)            42,014                   -              -

Sale of common stock                72,000            72                    -              6,528                   -          6,600

Warrants issued for
     consulting services                 -             -                    -             25,000                   -         25,000

Net income (loss) for the
     year ended
     December 31, 2001                   -             -                    -                  -             (63,881)       (63,881)
                                 ---------       -------           ----------            -------            ---------       --------
Balance at December 31, 2001     9,308,000         9,308                    -            470,442            (107,031)       372,719


                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
            FOR THE PERIOD FROM THE DATE OF INCEPTION, JUNE 29, 1999
                             THROUGH MARCH 31, 2002

                                                                      Common             Additional
                                          Common Stock                 Stock               Paid-in          Accumulated
                                    Shares         Amount            Subscribed            Capital             Deficit      Total
                                    ------         ------            ----------            -------             -------      -----
Balance at December 31, 2001     9,308,000         9,308                    -              470,442            (107,031)     372,710

Sale of common stock               337,000           337                    -              168,163                   -      168,500

Common stock subcribed,
35,000 shares                            -             -               17,500                    -                   -       17,500

Common stock issued for
commission expense                   2,000             2                    -                  998                   -        1,000

Warrants issued for consulting
     services                            -             -                    -              100,000                   -      100,000

Common stock returned            (2,000,000)           -                    -                    -                   -            -

Net income (loss) for the
     period ended
     March 31, 2002 (Unaudited)           -            -                    -                    -            (150,170)    (150,170)
                                 ----------      -------           ----------          -----------        -------------   ----------
Balance at March 31, 2002
     (Unaudited)                  7,647,000      $ 9,647           $   17,500          $   739,603        $   (257,201)   $ 509,540



                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
            FOR THE PERIOD FROM THE DATE OF INCEPTION, JUNE 29, 1999
                             THROUGH MARCH 31, 2002

                                            (Unaudited)
                                             Cumulative
                                               During        Three Months Ended March 31,
                                             Development       (Unaudited)   (Unaudited)               Years Ended December 31,
                                                Stage             2002          2001                      2001       2000
                                                -----             ----          ----                      ----       ----
Cash Flows From Operating Activities:
     Net (loss)                             $  (257,201)      $   (150,170)   $  (5,000)              $  (63,881)  $       -

Adjustments to reconcile net loss to
net cash used by operating actvities:
     Depreciation                                   272                136            -                      136           -
     Equity isssued for services                157,350            101,000        5,000                   29,000           -
     Changes in operating assets
     and liabilities:
         Accounts payable                        11,813               (673)           -                   12,486           -
         Accrued interest payable                   262                262            -                        -           -
         Accrued expenses                         9,580              3,100            -                    6,480           -
                                            -----------       -------------   ---------               ----------   ---------
              Net Cash Used by
              Operating Activities              (77,924)           (46,345)           -                  (15,779)          -
                                            -----------       -------------   ---------               -----------  ---------
Cash Flows from Investing Activities:
     Capital expenditures                        (6,292)            (3,577)           -                   (2,715)          -
     Short term loan                             (5,000)            (5,000)           -                        -           -
                                            -----------       ------------    ---------               ----------   ---------
         Net Cash Used by
         investing Activities                   (11,292)            (8,577)           -                   (2,715)          -
                                            -----------       ------------    ---------               ----------   ---------
Cash Flows from Financing Activities:
     Proceeds from notes payable                 19,000              7,000            -                   12,000           -
     Proceeds from the sale of common
         stock                                  175,100            168,500            -                    6,600           -
     Proceeds from the subscription
         of common stock                         34,300             18,500            -                        -           -
                                            -----------       ------------    ---------               ----------   ---------
              Net Cash Provided by
              Financing Activities              228,400            194,000            -                   18,600           -
                                            -----------       ------------    ---------               ----------   ---------
Net Increase in cash and
     cash equivalents                           139,184            139,078            -                      106           -

Cash and cash equivalents at beginning
     of period                                        -                106            -                        -           -
                                            -----------       ------------    ---------               ----------   ---------
Cash and cash equivalents at end
     of period                              $   139,184       $    139,184    $       -               $      106           -
                                            ===========       ============    =========               ==========   =========


                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                      STATEMENTS OF CASH FLOWS (CONTINUED)
            FOR THE PERIOD FROM THE DATE OF INCEPTION, JUNE 29, 1999
                             THROUGH MARCH 31, 2002

                                            (Unaudited)
                                             Cumulative
                                               During        Three Months Ended March 31,
                                             Development       (Unaudited)   (Unaudited)               Years Ended December 31,
                                                Stage             2002          2001                      2001       2000
                                                -----             ----          ----                      ----       ----
Supplemental Information:
     Interest Expense                       $       263       $        263    $       -               $        -   $       -
                                            ===========       ============    =========               ==========   =========
     Income Taxes                           $         -       $          -    $       -               $        -   $       -
                                            ===========       ============    =========               ==========   =========
Non-cash Investing and Financing
transactions

     Common stock subscribed in
     exchange for consulting fees           $    30,000       $          -    $       -               $    5,000   $       -
                                            ===========       ============    =========               ==========   =========
     Warrants issued for consulting
     services                               $   125,000       $    100,000    $       -               $   25,000   $       -
                                            ===========       ============    =========               ==========   =========
     Conmlon stock issued for the
     acquisition of assets                  $   400,000       $          -    $       -               $  400,000   $       -
                                            ===========       ============    =========               ==========   =========
     Common stock issued for
     commission expense                     $     1,000       $      1,000    $       -               $        -   $       -
                                            ===========       ============    =========               ==========   =========
     Common stock issued for
     organizational cost                    $     1,350       $          -    $       -               $        -   $       -
                                            ===========       ============    =========               ==========   =========
     Common stock subscribed                $     1,000       $          -    $       -               $    1,000   $       -
                                            ===========       ============    =========               ==========   =========



                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
                                    Note 1 -
                  Summary of Significant Accounting Policies,
                   Nature of Operations and Use of Estimates
--------------------------------------------------------------------------------
Organization

Butterfield-Blair, Inc. (the Company) was incorporated on June 29, 1999, under the laws of the State of Colorado. The Company was originally organized for the purpose of establishing a business of buying, rebuilding and selling antique farm tractors, pickups and semi-trucks. Subsequently the Company changed its operating philosophy and acquired the assets of novahead, inc. pursuant to the terms of the Asset Acquisition Agreement (see note 2). The shareholders of novahead, inc. received a controlling interest in the Company in exchange for the assets of novahead, inc. Novahead, inc. was in the development stage and had no activity, revenues, or expenses at the time of the acquisition. Therefore, the merger qualifies as a reverse acquisition, however novahead, inc. has no prior activity to report. Butterfield-Blair, Inc. has only its organizational expenses which are shown in the accompanying financial statements.

Description of Business

With the acquisition of novahead assets, the Company's principal business purpose became focused on marketing the four proprietary software technology programs that are designed to operate with novahead's Exponential Server software technology. The technology is designed as a wireless software technology. The software technology can react with almost any operating system and does not require the purchase of complicated and expensive hardware.

The Company has been in the development stage since its formation. The Company has targeted three specific markets: the military, companies with a sales force in the field, and retail companies with large consumer membership bases.

Acquisition of Assets of novahead, inc.

Effective October 1, 2001, the Company acquired certain assets of novahead, inc., which included the software technologies of novahead, inc., an Arizona corporation. The acquired assets were valued at $400,000. The Company issued 8,000,000 shares of its Common Stock in return for the novahead assets. These Common Shares were allocated among the shareholders of novahead, inc.

Basis of Presentation

The Company's Financial Statements are presented as a development stage company in accordance with generally accepted accounting principles. The Financial Statements have been prepared assuming the Company will continue as a going concern.

Pervasiveness of Estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets for financial statement reporting. Maintenance and repairs that neither materially add to the value of the asset nor appreciably prolong its life are charged to expense as incurred. Betterments and renewals are capitalized when incurred.

Estimated useful lives of the assets are as follows:
     Computer and Office Equipment          5 years
     Software Technology                    7 years

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
                                     Note 1
                  Summary of Significant Accounting Policies,
             Nature of Operations and Use of Estimates (Continued)
--------------------------------------------------------------------------------

Impairment of Long-Lived Assets

The Company periodically reviews long-lived assets for impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Income Taxes

The Company has made no provisions for income taxes as the Company has incurred operating losses to date. The Company has not provided for a deferred tax assets due to these operating losses as in the opinion of management, there is uncertainty of the utilization of the operating losses in future periods.

Basic Loss per Common Share

Basic loss per common share is computed based upon weighted average shares outstanding, including stock subscribed and excludes any potential dilution from stock options, warrants and other common stock equivalents. Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share reflects potential dilution from exercise or conversion of securities into common stock or from other contracts to issue common stock. Diluted net loss per common share is not provided for all periods presented, as the effect of including these shares is anti-dilutive.

Fair Value of Financial Instruments

Short term loan receivable, stock subscribed receivable, accounts and notes payable and accrued liabilities are substantially current. Accordingly, the carrying values of these financial instruments approximate fair value.

Cash and Cash Equivalents

For financial accounts purposes, cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Concentration of Credit Risk

The Company maintains its cash balance at financial institutions. Deposits not to exceed $100,000 are insured by the Federal Deposit Insurance Corporation. At March 31, 2002, the Company had uninsured cash in the approximate amount of $45,000.

--------------------------------------------------------------------------------
                                     Note 2
                      Acquisition of novahead, inc. Assets
--------------------------------------------------------------------------------

Effective October 1, 2001, the Company acquired the intangible assets, which included the software technologies of novahead, inc., an Arizona corporation. The Company issued 8,000,000 shares of its common stock in return for the novahead assets. These common stock shares were allocated among the shareholders of novahead, inc. In accordance with the Asset Acquisition Agreement, the former Butterfield-Blair Officers and Directors resigned and the current Directors, who were the novahead, inc. Directors, were elected to the Board.

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
                                     Note 2
                Acquisition of novahead, inc. Assets (Continued)
--------------------------------------------------------------------------------

The assets acquired include the XponentialTM Server software technology and related software programs. The Company has applied for patents on this software technology. This server software allows the Company's various software technologies to pull data live from multiple databases in different locations on any operating system and drive it live to any type of Personal Data Assistant
(PDA) or laptop computer bi-directionally and wirelessly. The software technologies have multiple uses and are therefore marketable to numerous types of industries. The technologies can provide data transfer and data recording at a given point of service, as well provide cross marketing for subsidiaries and or independent companies that have shared products and membership sales. Cost efficiencies are a function of the technologies bi-directional and wireless capabilities. Computer functions formerly only executable in an environment where the user's computer was wired to the database can now be performed in any location where the user has wireless access to the Internet or an Intranet. The technologies provide encrypted protection for data transfer. Other items included in the acquisition were the Domain Name, and web site www.novahead.com and the trade name "novahead, inc."


--------------------------------------------------------------------------------
                                     Note 3
                                     Equity
--------------------------------------------------------------------------------

Stock Issued for Services

On January 2, 2001, the Company agreed to issue 100,000 restricted shares of common stock for $5,000 of legal services rendered to the Company. These shares were issued on October 1, 2001.

On January 31, 2002, the Company issued 2,000 restricted shares of common stock for $1,000 for commissions owed for equity raising.

Issuance of Common Stock

On June 29, 1999, the Company accepted stock subscriptions for 1,350,000 shares of $0.001 par value common stock for $1,350 of expenses incurred in the formation of the Company.

On October 1, 1999, the Company offered, in a Private Placement Memorandum under Rule 504 of Regulation D of the Securities Act of 1933, as amended, a total of 200 units of 5,000 shares each of $0.001 par value common stock. The purchase price of each unit was $250 or a total of $50,000. A total of 836,000 shares were subscribed and paid for under the private placement memorandum for a total of $41,800, which consisted of $16,800 cash and $25,000 for services rendered. These subscribed shares were issued on October 1, 2001.

Effective October 1, 2001 the Company agreed to issue 8,000,000 shares of its common stock at $0.05 per share for the assets acquired from novahead, inc. Pursuant to the Asset Acquisition Agreement, the founders agreed to a 1,050,000 shares reduction of their June 29, 1999 stock subscription amount and common stock was issued for the remaining 300,000 subscribed shares on October 1, 2001.

On October 4, 2001, the Company sold 50,000 restricted shares of common stock at $.08 per share for an aggregate amount of $4,000.

On October 7, 2001, the Company sold 20,000 restricted shares of common stock at $.08 per share for an aggregate amount of $1,600.

On December 15, 2001, the Company sold 2,000 restricted shares of common stock at $.50 per share for an aggregate amount of $1,000.

On January 31, 2002, the Company sold 337,000 restricted shares of common stock at $.50 per share for an aggregate amount of $168,500.

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
                                     Note 3
                               Equity (Continued)
--------------------------------------------------------------------------------

Stock Warrants

On October 1, 2001, subject to consulting agreements by the Company, the Company issued warrants to Mr. Mark Deubner and Mr. Arthur Taylor to each purchase 500,000 shares of restricted common stock at $0.50 per share.

On October 26, 2001, subject to consulting agreements by the Company, the Company issued warrants to Mr. Steven Strand and Mr. Scott German to each purchase 250,000 shares of restricted common stock at $0.50 per share.

On December 10, 2001, subject to a consulting agreement by the Company, the Company issued a warrant to Mr. Steven Tomsic to purchase 250,000 shares of restricted common stock at $0.50 per share.

On December 15, 2001, subject to a consulting agreement by the Company, the Company issued a warrant to Mr. Daniel J. Fitzpatrick to purchase 250,000 shares of restricted common stock at $0.50 per share.

On December 20, 2001, subject to a consulting agreement by the Company, the Company issued a warrant to Mr. Daniel Fanelli to purchase 250,000 shares of restricted common stock at $0.50 per share.

On January 7, 2002, subject to consulting agreements by the Company, the Company issued warrants to Mr. Mark Deubner and Mr. Arthur Taylor to each purchase 500,000 shares of restricted common stock at $0.50 per share.

On March 1, 2002, subject to a consulting agreement by the Company, the Company issued a warrant to Mr. Stephen Antol to purchase 250,000 shares of restricted common stock at $0.50 per share.

On March 11, 2002, subject to consulting agreements by the Company, the Company issued warrants to Mr. John Larson and Mr. John E. McMahan to each purchase 125,000 shares of restricted common stock at $0.50 per share.

On March 25, 2002, subject to consulting agreements by the Company, the Company issued warrants to Mr. John Larson and Mr. Charles Firestein to each purchase 250,000 shares of restricted common stock at $0.50 per share.


The fair value of each warrant grant is estimated on the grant date by using the
Black-Scholes   Option  Pricing  Method  with  the  following  weighted  average assumptions:

                                          March 31, 2002      December 31, 2001
                                          --------------      -----------------
Expected volatility                             0%                   0%
Risk free interest rate                         5%                   5%
Expected dividends                              -                     -
Expected life                                 2 years              2 years


                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
                                     Note 3
                               Equity (Continued)
--------------------------------------------------------------------------------

A summary of total stock warrants outstanding is as follows:

                                                                                                                        Weighted
                                                                                                                         Average
                                                                                          Number of                     Exercise
                                                                                           Warrants                       Price
                                                                                           --------                       -----
Oustanding at December 31, 2000                                                                    -                     $       -
    Granted                                                                                2,250,000                          0.50
    Forfeited                                                                                      -                             -
                                                                                        ------------                  ------------

Outstanding at December 31, 2001                                                           2,250,000                          0.50
   Granted                                                                                 2,000,000                          0.50
   Forfeited                                                                                       -                             -
                                                                                        ------------                  ------------

              Outstanding at March 31, 2002 (Unaudited)                                    4,250,000                     $    0.50



              Warrants Outstanding                                              Warrants Exercisable
              --------------------                                              --------------------
                                Weighted
                                 Average
     Exercise                   Remaining
     Price per    Number of     Contractual                                   Number              Exercise
       Share       Shares      Life in Years                                Exercisable             Price
    ----------   ---------    ---------------                              -------------        -----------
     $    0.50    4,250,000     No expiration                                  1,000,000         $      0.50


Management expects all warrants to be exercised within two years of issuance.

Treasury Stock

On January 22, 2002, Mr. Brian Anderson resigned as Secretary and as a Director of the Company for personal reasons and returned to the Company 2,000,000 shares of common stock he was issued under the Asset Purchase Agreement with novahead, inc. These shares remain in the Company treasury for issuance at a later date.

--------------------------------------------------------------------------------
                                     Note 4
                           Related Party Transactions
--------------------------------------------------------------------------------

Accounts Payable

At March 31, 2002 and December 31, 2001, the Company had included in accounts payable amounts owing to related parties in the amount of $3,074 (unaudited) and $4,274, respectively.

Note Payable

At March 31, 2002 and December 31, 2001, the Company had included in notes payable amount owing to a related party in the amount of $1,000 (unaudited) and $1,000, respectively.

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                  NOTES TO TIE FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
                                     Note 5
                                  Income Taxes
--------------------------------------------------------------------------------

At March 31, 2002 and December 31, 2001 deferred tax assets (liabilities) consist of the following:

                                                                                          (Unaudited)
                                                                                        March 31, 2002    December 31, 2001
                                                                                        --------------    -----------------
Net operating loss carryforwards                                                        $       50,000    $          20,000
Amortization and depreciation                                                                  (20,000)             (15,000)
                                                                                        --------------    -----------------
Less: valuation allowance                                                                       30,000                5,000
                                                                                               (30,000)              (5,000)
                                                                                        --------------    -----------------
                                                                                        $            -    $               -
                                                                                        ==============    =================

The Company has established a valuation allowance equal to the full amount of the net deferred tax asset primarily because of the uncertainty in the utilization of net operating loss carryforwards.

At March 31, 2002 and December 31, 2001, the Company has federal and state net operating loss carryforwards in the approximate amounts of $250,000 and $100,000, respectively, available to offset future taxable income through 2020 and 2005, respectively.

--------------------------------------------------------------------------------
                                     Note 6
                                  Notes Payable
--------------------------------------------------------------------------------

At March 31, 2002 and December 31, 2001, the Company had notes payable in the amount of $19,000 and $12,000. These notes payable are considered short-term in nature and are non-interest bearing.

--------------------------------------------------------------------------------
                                     Note 7
                                  Going Concern
--------------------------------------------------------------------------------

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit at March 31, 2002 and December 31, 2001, in the amounts of $257,201 (unaudited) and $107,031, respectively. In addition, the Company has no source of sales revenue to date.

The Company must raise additional capital in a timely manner to fund its operations and continue the implementation of its business plan and marketing strategy of its software technologies for wireless enabled devices, and create a revenue stream to sustain an operating enterprise. Any inability to obtain the necessary financing on a timely basis may have a material adverse effect on the Company and its ability to timely and effectively deploy its marketing program.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                             BUTTERFIELD-BLAIR, INC.
                              d/b/a novahead, inc.
                          (A Development Stage Company)
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
                                     Note 8
                                Subsequent Events
--------------------------------------------------------------------------------

Private Offering

The Company raised $245,700 (unaudited) in equity during the period January 1, 2002 through May 23, 2002. This funding has enabled the Company to move into its corporate headquarters and continue the deployment of its business plan and marketing strategy.

Name Change

Effective May 31, 2002 the Company legally changed it's name to NOVAHEAD Inc.

                                    Part III
                                Index to Exhibits

Articles of Incorporation
Articles of Amendment
Bylaws
Consent of Independent Auditor
Private Placement Memorandum dated October 1, 1999
Novahead, Inc. Asset Acquisition Agreement

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 NOVAHEAD, INC.


                                 /s/Thomas J. Sweeney
                                 --------------------
                                 President

Date:  2 Aug' 02


     The following persons in the capacities and on the dates indicated have signed this offering statement.

/s/Thomas J. Sweeney                                 2 Aug 02
--------------------                                 --------
Thomas J. Sweeney                                    Date

/s/Shane A. McKee                                    2 Aug 02
-----------------                                    --------
Shane A. McKee                                       Date

/s/Burk P. Price                                     2 Aug 02
----------------                                     --------
Burk P. Price                                        Date


     I am the Chief Executive Officer of the Company and by signing the above Form 10-SB, I certify that the report fully complies with all the requirements of section 13(a) or 15(d) of the Exchange Act and that information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the issuer.


                                      /s/Thomas J. Sweeney
                                      Thomas J. Sweeney, Chief Executive Officer


     I am the Chief Financial Officer of the Company and by signing the above Form 10-SB, I certify that the report fully complies with all the requirements of section 13(a) or 15(d) of the Exchange Act and that information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the issuer.


                                        /s/Steven J. Antol
                                        Steven J. Antol, Chief Financial Officer